Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

February 19, 2008

Portfolio Management Strategies with iPath® ETNs

Diversification with iPath Commodity Exchange Traded Notes

As investment professionals, you are well aware of the importance of properly diversified portfolios for your clients. Yet many clients equate diversification with the sheer number of stocks or funds that they own, or think of risk management as allocating to bonds, which they view as a “safe” investment. Others do not understand how to make their investments work together.

Walking your clients through the steps necessary to achieve the benefits of diversification can distinguish your advisory services, and also underscore your value in managing risk and return. Fortunately, iPath Exchange Traded Notes can help, by offering tools designed to enhance a portfolio’s diversification. A particularly good example is the iPath Commodity Exchange Traded Notes.

Diversification with iPath ETNs: An Overview

There are eleven iPath Commodity ETNs:

•	iPath® Dow Jones-AIG Commodity IndexSM Total Return ETN

•	iPath® Dow Jones-AIG Agriculture Total Return Sub-IndexSM ETN

•	iPath® Dow Jones-AIG Energy Total Return Sub-IndexSM ETN

•	iPath® Dow Jones-AIG Grains Total Return Sub-IndexSM ETN

•	iPath® Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM ETN

•	iPath® Dow Jones-AIG Livestock Total Return Sub-IndexSM ETN

•	iPath® Dow Jones-AIG Copper Total Return Sub-Index ETN

•	iPath® Dow Jones-AIG Natural Gas Total Return Sub-IndexSM ETN

•	iPath® Dow Jones-AIG Nickel Total Return Sub-IndexSM ETN

•	iPath® S&P GSCITM Total Return Index ETN

•	iPath® S&P GSCITM Crude Oil Total Return Index ETN.

iPath commodity ETNs provide investors the vehicles to enhance the diversification of their portfolios consisting of traditional assets and alternative, low-correlating assets.

They offer:

•	The potential to enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility.

•	Immediate, cost-efficient[1] exposure to an asset class that has not always been easy to access, commodities.

•	Broadened asset class opportunities that expand the range and depth of possible strategies that might be explored.

•	New flexibility with the liquidity provided by an exchange listing and a redemption feature.

The basics of diversification: low correlation is key

One of the most compelling reasons to add commodities to a portfolio is their ability to provide diversification. Contrary to popular notions, a complete portfolio is more than simply owning a variety of stocks, bonds and funds – adding one more tech stock to a portfolio of technology stocks is not a particularly diversifying move. Rather, a broadly diversified portfolio is characterized by containing components that have not historically moved in lockstep with changing market conditions, in other words, the correlation of one asset class to another. In this sense, commodities can potentially add real value to a portfolio.

Commodities have historically exhibited low correlations to financial assets such as stocks and bonds. The table below summarizes the correlations between three commodity indexes and several other indexes covering key asset classes. Because commodities have low correlations to stocks and bonds, an allocation to commodities, which have been historically volatile in terms of their returns, may enhance a portfolio’s risk-adjusted returns by lowering overall portfolio volatility. It is important to note the distinction between zero correlation and negative correlation. Two indexes with returns that have zero correlation have no relationship between their returns. So if one index goes up, it provides little information about how the other index might behave. In contrast, if two indexes have returns with negative correlation, they tend to exhibit an inverse relationship. So if one index goes up, the other index has often gone down.

Correlation Coefficient	Dow Jones-AIG Commodity Index Total ReturnSM	S&P GSCITM Total Return Index	S&P GSCITM Crude Oil Total Return Index
S&P 500 Index	0.10	0.00	-0.04
Lehman U.S. Aggregate Index	0.02	0.06	0.01
MSCI EAFE Index	0.24	0.14	0.07
Annualized Standard Deviation	12.65%	19.35%	31.19%
Annualized Return	8.56%	6.86%	14.17%

Source: BGI, S&P, Dow Jones and AIG Financial Products Corp., Lehman, MSCI, Bloomberg; 9/92 – 9/07 based on monthly returns

Some investors may assume that an investment in commodities can be achieved by investing in companies that produce commodities, instead of investing in the actual commodities. For example, do equity Energy sector indexes provide similar exposure as the S&P GCSI™ Crude Oil Total Return index?

The table below gives correlations of the S&P GSCI™ Crude Oil Total Return Index with 3 equity Energy sector indexes. This table shows that equity returns of commodity producers do not correlate strongly to commodity indexes.

Correlation Coefficient	S&P GSCITM Crude Oil Total Return Index
S&P Global Energy Index	0.47
Dow Jones Oil & Gas Index	0.43
S&P GSCITM Natural Resources Index	0.45

Source: BGI, S&P, Dow Jones; 9/02 – 9/07

An investment in the equity of commodity producers provides exposure to company-specific risk in addition to commodity-specific risk. For example, the stock price of an oil company may reflect oil price fluctuations as well as the company’s management, accounting, marketing, sales and fundamental valuation. In addition, many companies involved in commodities actively hedge their commodity exposures in an attempt to insulate their profits form commodity price fluctuations.

Other ways to invest in commodities

There are several other ways that investors have traditionally gained access to the commodities market.

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Physical commodities provide pure exposure to the commodity, but may be impractical (except for direct users) due to storage and delivery requirements. In addition, physicals might be expensive to store due to security or spoilage concerns or even space restrictions.

•

Futures, Swaps and OTC Notes have predominantly been limited to large institutional investors with the resources and experience to administer complicated futures portfolios themselves, or to use a total return swap and manage the related counterparty risk.

•

Mutual Funds, until recently, presented the most viable option for individual investors or small institutions because they provide convenient access to commodity-linked investment at reasonable costs and low investment minimums.

iPath ETNs linked to commodities indexes do not fall into any of these three categories and typically have lower investor fees than currently existing commodity mutual funds that invest in commodities that are available to retail investors. Furthermore, iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs also provide a means to invest in commodities without incurring the costs associated with storing and delivering commodities, or committing resources to managing a portfolio of commodity derivatives.

Conclusion

“Don’t put all your eggs in one basket” is one of the oldest principles of investing. And with 11 iPath Commodity ETNs, achieving that principle is a lot easier.

[1]

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals (including the availability of substitutes such as man-made or synthetic substitutes); disruptions in the supply chain, from mining to storage to smelting or refining; adjustments to inventory; variations in production costs, including storage, labor and energy costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

“Standard & Poor’s®”, “S&P®”, “GSCI®”, “S&P GSCITM”, “S&P GSCITM Index”, “S&P GSCITM Total Return Index”, “S&P GSCITM Crude Oil Total Return Index” and “S&P GSCITM Commodity Index” are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCITM Index, the S&P GSCITM Total Return Index, the S&P GSCITM Crude Oil Total Return Index, and S&P GSCITM Commodity Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. or any of its affiliates (“Standard & Poor’s”). Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCITM Index or any of its subindexes to track general commodity market performance.

“Dow Jones®”, “AIG®”, “Dow Jones-AIG Commodity IndexSM”, “DJ-AIGCISM”, “Dow Jones-AIG Commodity Index Total ReturnSM”, “Dow Jones-AIG Agriculture Total Return Sub-IndexSM”, “Dow Jones-AIG Copper Total Return Sub-IndexSM”, “Dow Jones-AIG Energy Total Return Sub-IndexSM”, “Dow Jones-AIG Grains Total Return Sub-IndexSM”, “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Livestock Total Return Sub-IndexSM”, “Dow Jones-AIG Natural Gas Total Return Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company, Inc. (“Dow Jones”), and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones–AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE